Exhibit (a)(1)(H)

FORM OF CONFIRMATION LETTER TO ELIGIBLE

OPTIONHOLDERS PARTICIPATING IN THE EXCHANGE OFFER

Date:
To:
From:	Cambium Learning Group, Inc.
Re:	Confirmation of Acceptance of Election Form

Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled all of your Eligible Options as of July 24, 2013. Subject to your continued employment with Cambium or any of its subsidiaries on the New Option Grant Date and the other terms and conditions of the exchange offer, you now have the right to receive New Options entitling you to purchase that number of shares of our common stock listed below at an exercise price of $        per share:

New Option Grant Date	Number of Shares Underlying New Options